April 11, 2025

Francis Chi Yin Ng
Co-Chief Executive Officer and Director
Copley Acquisition Corp
Suite 4005-4006, 40/F, One Exchange Square
8 Connaught Place, Central, Hong Kong

       Re: Copley Acquisition Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed April 1, 2025
           File No. 333-283972
Dear Francis Chi Yin Ng:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed April 1, 2025 Cover Page

1. Regarding your new disclosures about the non-managing sponsor investors, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture of the indirectly held founder shares. In addition, we note that the governing documents do not contain the provision requiring the separate consent of a majority of non-managing sponsor investor holders to approve any forfeiture or any transfer or exchange of the indirectly held placement units. Please reconcile. Please also address whether such approvals, if withheld, may impact your ability to complete a business combination. Revise similar disclosures where they appear throughout the prospectus.
 April 11, 2025
Page 2

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Michael Blankenship